SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: **33-48728**

A. Full title of the plan:

CHROMCRAFT REVINGTON SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHROMCRAFT REVINGTON, INC.
1100 North Washington Street
Delphi, IN 46923

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Savings Plan
(Name of Plan)
By a majority of the members of the
Benefit Plans Administrative Committee

Date: June 27, 2006

Frank T. Kane, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

Benjamin Anderson-Ray, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

Chromcraft Revington Savings Plan

EIN 35-1848094 PN 001

Accountants' Report and Financial Statements

December 31, 2005 and 2004

Chromcraft Revington Savings Plan

December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Plan Benefits at December 31, 2005 and 2004 2

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2005 3

Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 8

BKD LLP

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee
Chromcraft Revington Savings Plan
Delphi, Indiana

We have audited the accompanying statement of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Chromcraft Revington Savings Plan as of and for the year ended December 31, 2004, were audited by other accountants whose report dated June 10, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2005, and the changes in its net assets available for plan benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Indianapolis, Indiana
May 31, 2006

Federal Employer Identification Number: 44-0160260

Chromcraft Revington Savings Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004
(In thousands)

Assets

	2005	2004
Investments Held by Trustee, at Fair Value:		
Mutual funds	$ 21,440	$ 21,867
T. Rowe Price Stable Value Common Trust Fund	6,698	7,979
Chromcraft Revington, Inc. Common Stock	1,194	1,550
Participant loans	801	840
Cash	—	8
Total investments	30,133	32,244
Participants' Contributions Receivable	36	14
Net Assets Available for Plan Benefits	$ 30,169	$ 32,258

See Notes to Financial Statements

Chromcraft Revington Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2005
(In thousands)

Additions to Net Assets Attributed to:		
Investment Income:		
Dividends and interest	$ 1,105	
Net appreciation in fair value of investments	744	
		$ 1,849
Contributions		
Participants	1,062	
Employer	38	
		1,100
Interest on Participant Loans		43
Total additions		2,992
Deductions From Net Assets Attributed to:		
Benefits and withdrawals paid directly to participants	5,075	
Administrative expenses	6	
Total deductions		5,081
Net Decrease		(2,089)
Net Assets Available for Plan Benefits, Beginning of Year		32,258
Net Assets Available for Plan Benefits, End of Year		$ 30,169

See Notes to Financial Statements

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2005 and 2004

Note 1: Description of the Plan

The following description of the Chromcraft Revington Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the plan administrator.

General

The Plan is a defined-contribution plan covering all full-time employees of Chromcraft Revington, Inc. and its subsidiaries (the "Company" or "Employer"). Employees may elect to participate in the Plan on the earlier of January 1, April 1, July 1, or October 1 following the completion of six full months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts

Each participant's account is credited with the participant's voluntary contributions, certain Employer matching or profit-sharing contributions and Plan earnings. Plan earnings are allocated among all participants based on their investment in each fund.

Participant Contributions

Participants are permitted to contribute to the Plan 1% to 50% of their annual compensation, as defined in the Plan Document, on either a pre-tax or after-tax basis.

Employer Contributions

All Employer contributions are discretionary. For most participants, Employer matching contributions are being made to the Chromcraft Revington Employee Stock Ownership Plan. For employees at the Company's Silver Furniture subsidiary, Employer matching contributions are contributed to the Plan. In 2005, the Company's matching contribution rate is 100% of pre-tax contributions up to 3% of eligible compensation plus 50% of pre-tax contributions on the next 2% of eligible compensation.

Vesting

Participants are immediately 100% vested in their contributions and Company matching contributions made in 2005 and the earnings thereon.

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2005 and 2004

Forfeitures

Forfeitures of non-vested Company contributions are used to reduce Plan expenses that would otherwise be paid by the Company. At December 31, 2005, forfeited non-vested accounts totaled approximately $8,000. In 2005, Plan expenses of $6,000 were paid from forfeited non-vested accounts.

Payment of Benefits and Withdrawals

At retirement or termination of service, a participant may elect to receive, in the form of a lump sum or in installments over a period of up to 15 years, the value of his or her vested account balance. In-service withdraws of pre-tax contributions require the participant to meet certain Plan requirements. Company matching contributions and profit-sharing contributions may not be withdrawn by a participant prior to his or her termination of employment. Participants in the Plan may withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions. Benefits are recorded when paid.

Trustees

Plan assets are held by T. Rowe Price Trust Company, Inc. On November 1, 2004, Plan assets held by Capital Bank and Trust Company, Inc. and Charles Schwab Trust Company were transferred to T. Rowe Price Trust Company.

Administrative Expenses

The Plan is administrated by a committee appointed by the Company's board of directors. Administrative expenses are borne by the Company or through forfeitures of non-vested company contributions.

Participant Loans

Each participant has the right, subject to certain restrictions, to borrow from his or her pre-tax contributions and earnings attributable to that amount (pre-tax account). The maximum aggregate amount a participant may borrow is 50% of his or her total vested account balance, and not greater than his or her pre-tax account balance, up to a maximum of $50,000. Loans bear a market rate of interest and may be repaid generally over a period not to exceed five years. The interest paid on a loan is credited directly to the participant's account in the Plan.

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2005 and 2004

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investment contracts held by the T. Rowe Price Stable Value Common Trust Fund are recorded at estimated fair value, which approximates contract value. The investments in mutual funds are presented at fair value based on the quoted market prices of the underlying securities within each fund. Company common stock is recorded at a quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 3: Investments

Effective December 1, 2004, participants were permitted to diversify employer-directed investments in their accounts among other investment options within the Plan.

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2005	2004
	(In thousands)	
T. Rowe Price Stable Value Common Trust Fund	$ 6,698	$ 7,979
T. Rowe Price Spectrum Growth Fund	3,763	3,835
T. Rowe Price Balanced Fund	2,920	3,531
T. Rowe Price Spectrum Income Fund	2,541	2,848
T. Rowe Price Equity Income Fund	2,405	2,323
T. Rowe Price Spectrum International Fund	2,374	2,050
T. Rowe Price Personal Strategy Balanced Fund	1,563	1,684

Interest and dividends realized on the Plan's investments for 2005 was $1,105,000.

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2005 and 2004

The Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2005 and 2004 as follows:

	2005 (In thousands)
Chromcraft Revington, Inc. common stock	$ 102
Mutual funds	642
	$ 744

Note 4: Benefits Payable to Participants

At December 31, 2005 and 2004, net assets available for benefits included $73,000 and $204,000, respectively, for benefit distributions payable to participants who had withdrawn from the Plan prior to the end of the Plan year.

Note 5: Related Party Transactions

Plan investments include shares of mutual funds managed by T. Rowe Price. A related entity of this fund manager served as trustee of the Plan and, therefore, transactions in these funds qualify as party-in-interest transactions. The Plan also has investments in Company stock and participant loans; therefore, these transactions also qualify as party-in-interest transactions.

Note 6: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.

Note 7: Tax Status

The Plan obtained its determination letter in 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Supplemental Schedule

Chromcraft Revington Savings Plan

EIN 35-1848094 PN 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue (a)(b)	Description of Investment (c)	Current Value (e) (In thousands)
*Chromcraft Revington, Inc. common stock	91,124 shares	$ 1,194
*T. Rowe Price		
Stable Value Common Trust Fund	Collective investment fund of bank, insurance, and other investment contracts	6,698
Spectrum Growth	206,541 shares	3,763
Balanced Fund	147,706 shares	2,920
Spectrum Income	215,571 shares	2,541
Equity Income Fund	92,799 shares	2,405
Spectrum International Fund	200,163 shares	2,374
Personal Strategy Balanced Fund	83,258 shares	1,563
New America Growth Fund	45,698 shares	1,457
New Income Fund	130,886 shares	1,174
Equity Index 500 Fund	31,857 shares	1,069
Mid-Cap Growth Fund	11,145 shares	603
Personal Strategy Income Fund	19,057 shares	459
Retirement 2010 Fund	22,371 shares	326
Small-Cap Stock Fund	8,768 shares	288
Personal Strategy Growth Fund	19,863 shares	287
Retirement 2020 Fund	4,271 shares	67
Retirement 2005 Fund	5,421 shares	59
Science & Technology Fund	2,478 shares	48
Retirement 2025 Fund	1,271 shares	15
Short-Term Bond Fund	2,257 shares	11
Retirement 2015 Fund	594 shares	7
Retirement 2030 Fund	250 shares	4
		29,332
*Participant Loans	Interest rates from 5.00% to 10.50% with maturities through 2015	801
		$ 30,133

* Party-in-interest

Index to Exhibits

Exhibit Number		Starting on sequential page no.
23.2	Consent of Independent Registered Public Accounting Firm dated June 23, 2006 (filed herewith).	PAGE NO 15 OF 15

BKD LLP

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Chromcraft Revington, Inc.

We consent to the incorporation by reference in the Registration Statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated May 31, 2006, relating to the statement of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005, and the Schedule H, Line 4i - Schedule of Assets (Held at End of Year) which report appears in the December 31, 2005 annual report on Form 11-K of the Chromcraft Revington Savings Plan.

BKD, LLP

Indianapolis, Indiana
June 23, 2006

201 N. Illinois Street, Suite 700 P.O. Box 44998 Indianapolis, IN 46244-0998 317 383-4000 Fax 317 383-4200